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                                                               EXHIBIT (a)(1)(G)

To Our Stockholders:                                            October 23, 2000

    The Middleby Corporation (the "Company") is offering to purchase from its stockholders up to 1,500,000 shares, or approximately 15%, of its outstanding common stock. The purchase price will be $7.00 per share. The offer is explained in detail in the enclosed offer to purchase and letter of transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the offer. Neither the Company nor your board of directors makes any recommendation to you or any other stockholder whether to tender all or any of your shares.

    Please note that the offer is scheduled to expire at 12:00 midnight, Eastern time, on Wednesday, November 22, 2000, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your shares or additional copies of the enclosed materials, please call the Company at (847) 741-3300 ext. 7711 or Continental Stock Transfer & Trust Company at
(212) 509-4000 ext. 535.

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
/s/ William F. Whitman,                        /s/ David P. Riley
Jr.                                            -------------------
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William F. Whitman, Jr.                        David P. Riley
Chairman of the Board                          President and Chief
                                               Executive Officer
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